

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 23, 2018

Via Facsimile
Christopher M. Hix
Senior Vice President, Chief Financial Officer and Treasurer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

> **Re: Colfax Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 1-34045**

Dear Mr. Hix:

We refer you to our comment letter dated October 4, 2018 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ronald Mueller, Esq.
        Gibson, Dunn & Crutcher LLP

        Amanda Ravitz
        Assistant Director